Exhibit 99.1

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

May 5, 2010

Talisman Energy Inc.
Consolidated Balance Sheets

	March 31	December 31
(millions of C$)	2010	2009
		(restated -
Assets		note 2)
Current
Cash and cash equivalents (note 14)	1,874	1,690
Accounts receivable	1,148	1,265
Inventories	129	144
Prepaid expenses	37	9
Assets of discontinued operations (note 2)	34	46
	3,222	3,154

Other assets (note 5)	364	290
Goodwill (note 4)	1,177	1,194
Property, plant and equipment	16,538	17,137
Assets of discontinued operations (note 2)	1,474	1,843
	19,553	20,464
Total assets	22,775	23,618

Liabilities
Current
Bank indebtedness	15	36
Accounts payable and accrued liabilities	1,977	2,126
Income and other taxes payable	403	357
Current portion of long-term debt (note 8)	363	10
Future income taxes	41	68
Liabilities of discontinued operations (note 2)	7	7
	2,806	2,604

Deferred credits	57	59
Asset retirement obligations (note 6)	2,004	2,116
Other long-term obligations (note 7)	144	168
Long-term debt (note 8)	3,291	3,770
Future income taxes	3,489	3,646
Liabilities of discontinued operations (note 2)	136	144
	9,121	9,903

Contingencies and commitments (note 16)

Shareholders' equity
Common shares, no par value (note 9)
Authorized: unlimited
Issued and outstanding:
March 31, 2010 - 1,018,986,947 (December 31, 2009 - 1,014,876,564)	2,443	2,374
Contributed surplus	95	153
Retained earnings	9,402	9,174
Accumulated other comprehensive loss	(1,092)	(590)
	10,848	11,111
Total liabilities and shareholders' equity	22,775	23,618

See accompanying notes.

Talisman Energy Inc.
Consolidated Statements of Income and Loss

	Three months ended March 31
(millions of C$)	2010	2009
		(restated -
		note 2)
Revenue
Gross sales	2,085	1,728
Less royalties	301	276
Net sales	1,784	1,452
Other	29	34
Total revenue	1,813	1,486

Expenses
Operating	498	492
Transportation	61	56
General and administrative	82	81
Depreciation, depletion and amortization	582	668
Dry hole	6	216
Exploration	96	68
Interest on long-term debt	41	45
Stock-based compensation (recovery) (note 10)	(72)	33
Gain on held-for-trading financial instruments (note 11)	(97)	(73)
Other, net (note 12)	113	16
Total expenses	1,310	1,602
Income (loss) from continuing operations before taxes	503	(116)
Taxes
Current income tax	235	142
Future income tax (recovery)	(7)	(205)
Petroleum revenue tax	27	14
	255	(49)
Income (loss) from continuing operations	248	(67)
Income (loss) from discontinued operations (note 2)	(20)	522
Net income	228	455

Per common share (C$)
Income (loss) from continuing operations	0.24	(0.07)
Diluted income (loss) from continuing operations	0.24	(0.07)
Income (loss) from discontinued operations	(0.02)	0.52
Diluted income (loss) from discontinued operations	(0.02)	0.52
Net income	0.22	0.45
Diluted net income	0.22	0.45
Weighted average number of common shares outstanding (millions)
Basic	1,017	1,015
Diluted	1,035	1,015

See accompanying notes.

Talisman Energy Inc.
Consolidated Statements of Comprehensive Income (Loss)

	Three months ended March 31
(millions of C$)	2010	2009

Net income	228	455

Foreign currency - translation of self-sustaining foreign operations1	(147)	(179)
Foreign currency - translation into reporting currency	(200)	354
Transfer of accumulated foreign currency to net income (note 2)	(157)	-
Gains and losses on derivatives designated as cash flow hedges
Gains (losses) arising during the period2	9	(9)
(Gains) losses recognized in net income3	(7)	7
	2	(2)
Other comprehensive income (loss)	(502)	173
Comprehensive income (loss)	(274)	628
1 Includes net investment hedging gain of $23 million (2009 - $20 million)
2 Net of tax of $3 million (2009 - ($3) million)
3 Net of tax of ($2) million (2009 - $3 million)

See accompanying notes.

Talisman Energy Inc. Consolidated Statements of Changes in Shareholders' Equity

	Three months ended March 31
(millions of C$)	2010	2009

Common shares (note 9)
Balance at beginning of period	2,374	2,372
Shares released from trust for 2008 PSU Plan (note 10)	68	-
Issued on exercise of stock options	1	1
Balance at end of period	2,443	2,373

Contributed surplus
Balance at beginning of period	153	84
Stock-based compensation (recovery)	(58)	12
Balance at end of period	95	96

Retained earnings
Balance at beginning of period	9,174	8,966
Net income	228	455
Balance at end of period	9,402	9,421

Accumulated other comprehensive income
Balance at beginning of period	(590)	(272)
Other comprehensive income (loss)	(502)	173
Balance at end of period	(1,092)	(99)

See accompanying notes.

Talisman Energy Inc.
Consolidated Statements of Cash Flows

	Three months ended March 31
(millions of C$)	2010	2009
		(restated -
		see note 2)
Operating activities
Income (loss) from continuing operations	248	(67)
Items not involving cash (note 15)	422	1,219
Exploration	96	68
	766	1,220
Changes in non-cash working capital	292	(223)
Cash provided by continuing operations	1,058	997
Cash provided by discontinued operations	71	89
Cash provided by operating activities	1,129	1,086

Investing activities
Capital expenditures
Exploration, development and other	(750)	(711)
Corporate acquisitions (note 3)	(189)	-
Property acquisitions	(25)	(28)
Proceeds of resource property dispositions	107	33
Changes in non-cash working capital	(56)	(254)
Discontinued operations, net of capital expenditures	17	351
Cash used in investing activities	(896)	(609)

Financing activities
Long-term debt repaid	-	(690)
Long-term debt issued	-	370
Common shares issued	5	1
Deferred credits and other	(7)	4
Changes in non-cash working capital	(2)	1
Cash used in financing activities	(4)	(314)
Effect of translation on foreign currency cash and cash equivalents	(38)	(16)
Net increase in cash and cash equivalents	191	147
Cash and cash equivalents net of bank indebtedness, beginning of period	1,668	12
Cash and cash equivalents net of bank indebtedness, end of period	1,859	159

Cash and cash equivalents (note 14)	1,874	181
Bank indebtedness	(15)	(22)
Cash and cash equivalents net of bank indebtedness, end of period	1,859	159

See accompanying notes.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars (“$”) except as noted)

The Interim Consolidated Financial Statements of Talisman Energy Inc. (“Talisman” or “the Company”) have been prepared by management in accordance with Canadian generally accepted accounting principles.  Certain information and disclosures required to be included in notes to Annual Consolidated Financial Statements have been condensed or omitted.  The Interim Consolidated Financial Statements should be read in conjunction with the audited Annual Consolidated Financial Statements and the notes thereto in Talisman’s Annual Report as at and for the year ended December 31, 2009.

Certain comparative information provided has been reclassified to conform to the presentation adopted in the current year.

1.  Significant Accounting Policies

a) Changes in Accounting Policies

The Interim Consolidated Financial Statements have been prepared following the same accounting policies and methods of computation as the 2009 Annual Consolidated Financial Statements, except for the following:

Foreign Currency Translation

As a result of a reorganization of the Company’s operations and changes in the composition of revenue and costs, management has determined that the functional currency of both the Canadian and Norwegian self-sustaining operations is more closely linked to the US$ than to the respective domestic currencies.  Accordingly, effective January 1, 2010, these self-sustaining operations have been accounted for as US$ functional currency entities.  The impact of this change in functional currencies during the first quarter of 2010 was to increase foreign exchange losses included in income from continuing operations by $62 million and decrease the loss from discontinued operations by $21 million.

b) Accounting Pronouncements Adopted

Extractive Activities – Oil and Gas

In the fourth quarter of 2009, Talisman adopted prospectively the US standard Extractive Activities – Oil and Gas whereby yearly average commodity prices are used for purposes of calculating reserves.   Previously, reserves had been calculated by reference to year-end commodity prices.   Since 2009 yearly average commodity prices were higher than 2008 year-end prices, Talisman recorded an upward price revision of 77.1 million barrels of oil equivalent to its reserves in the fourth quarter of 2009 and revised its DD&A rates accordingly.   Had year-end prices been used to calculate reserves, this would not have had a significant impact on the income from continuing operations in the first quarter of 2010.

c) Accounting Pronouncements Not Yet Adopted

Consolidated Financial Statements

In 2009, the CICA issued section 1601, Consolidated Financial Statements, which establishes standards for the preparation of consolidated financial statements that will be effective for Talisman’s 2011 reporting.  The adoption of these recommendations is not expected to have a material impact on Talisman.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars (“$”) except as noted)

Business Combinations

In 2009, the CICA issued section 1582, Business Combinations, which prospectively establishes principles and requirements of the acquisition method for business combinations and related disclosures that will be effective for Talisman’s 2011 reporting.  The adoption of these recommendations is not expected to have a material impact on Talisman due to the adoption of IFRS discussed below.

International Financial Reporting Standards (IFRS)

In February 2008, the Accounting Standards Board confirmed that IFRS will be required for interim and annual reporting by publicly accountable enterprises effective for January 1, 2011, including 2010 comparative information.  The Company has developed a changeover plan to complete the transition to IFRS by January 1, 2011 and has established a dedicated IFRS project team to address the conversion to IFRS.  This team reports regularly to a steering committee, senior management and the Audit Committee. Based on work completed to date, management has determined that IFRS will have a significant impact on the Company’s accounting for PP&E and income taxes.  Areas impacting accounting for PP&E include impairments, ARO, taxes and other minor adjustments. Other areas of impact include employee future benefits, share-based payments and discontinued operations.

The areas impacted by IFRS discussed above should not be regarded as a comprehensive list of changes that will result from the transition to IFRS.  Talisman continues to monitor the development of standards, which are expected to change prior to 2011.

The impact of IFRS on the Consolidated Financial Statements is not quantifiable at this time.

2.  Discontinued Operations

The assets and liabilities related to discontinued operations have been reclassified as assets or liabilities of discontinued operations on the Consolidated Balance Sheets. Operating results related to these assets and liabilities have been included in net income from discontinued operations on the Consolidated Statements of Income. Comparative period balances have been restated.

	Three months ended March 31
	North America		UK		Scandinavia		Other		Total
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
Revenue
Gross sales	102	155	-	-	-	-	7	19	109	174
Royalties	12	28	-	-	-	-	1	(2)	13	26
Revenue, net of royalties	90	127	-	-	-	-	6	21	96	148
Expenses
Operating, marketing and general	21	40	-	-	-	-	4	(1)	25	39
Dry hole	-	29	-	-	-	-	-	2	-	31
Depreciation, depletion and amortization	42	74	-	-	-	-	-	4	42	78
Income (loss) from discontinued operations before income taxes	27	(16)	-	-	-	-	2	16	29	-
Taxes	7	(4)	-	-	-	(1)	3	2	10	(3)
Gain (loss) on disposition, net of tax	(34)	57	-	471	-	(9)	(5)	-	(39)	519
Income (loss) from discontinued operations	(14)	45	-	471	-	(8)	(6)	14	(20)	522

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars (“$”) except as noted)

	As at March 31, 2010 and December 31, 2009
	North America		UK		Scandinavia		Other		Total

	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
Assets
Current assets	34	28	-	-	-	-	-	18	34	46
Property, plant and equipment, net	1,431	1,777	-	-	-	-	-	19	1,431	1,796
Goodwill	43	44	-	-	-	-	-	3	43	47
Total assets	1,508	1,849				-	-	40	1,508	1,889
Liabilities
Current liabilities	7	7	-	-	-	-	-	-	7	7
Asset retirement obligations	63	66	-	-	-	-	-	1	63	67
Future income taxes	73	72	-	-	-	-	-	5	73	77
Total liabilities	143	145	-	-	-	-	-	6	143	151

North America

Talisman has classified assets of $1.5 billion from the 2010 North America disposition program as held for sale and has recorded an after tax loss of $34 million in the first quarter of 2010.  The net investment in the Company’s Canadian self-sustaining operations has been reduced as a result of these asset dispositions and, accordingly, $157 million of exchange gains previously accumulated in other comprehensive income have been included in the carrying value of these assets.  These transactions are expected to close by mid year.

In 2009, Talisman completed the sale of oil and gas producing assets in Western Canada for proceeds of $90 million, comprising cash and non-cash consideration, resulting in a gain of $57 million, net of tax of $19 million.

UK

In 2009, Talisman completed the sale of its assets in the Netherlands for proceeds of $596 million, resulting in a gain of $471 million, net of tax of $nil.

Scandinavia

In 2009, Talisman recorded an after tax writedown of $9 million in respect of the sale of a 10% share in the Yme field offshore development and three exploration licences.

Other

In 2010, Talisman completed the sale of assets in Tunisia for proceeds of $23 million, resulting in a loss of $5 million, net of tax of $nil.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars (“$”) except as noted)

3.  Acquisition

In January 2010, Talisman acquired 100% of the share capital of Hess (Indonesia-Jambi Merang) Limited, a company which owns a 25% interest in the Jambi Merang Petroleum Sharing Contract, for consideration of $189 million in cash. This acquisition, which facilitates Talisman’s strategy to increase its presence in Indonesia, was accounted for using the purchase method and the preliminary allocation of the purchase price to the assets and liabilities acquired is as follows:

Fair value of net assets acquired	Southeast Asia
Property, plant and equipment	177
Goodwill	36
Working capital	12
Future income tax	(36)
189

4.  Goodwill

Changes in the carrying amount of the Company’s goodwill are as follows:

	Three months ended	Year ended
	March 31, 2010	December 31, 2009
Opening balance	1,194	1,206
Acquired (note 3)	36	-
Foreign currency translation	(53)	(12)
Closing balance 1	1,177	1,194
1	At March 31, 2010 $43 million (December 31, 2009 - $47 million; January 1, 2009 - $155 million) has been reclassified to assets of discontinued operations.

Goodwill has no tax basis.

5.  Other Assets

	March 31, 2010	December 31, 2009
Accrued pension asset	26	29
Fair value of derivative contracts (note 11)	78	42
Investments	34	36
Future tax assets	150	120
Note receivable	44	43
Asset retirement sinking fund	26	15
Other	6	5
	364	290

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars (“$”) except as noted)

6.  Asset Retirement Obligations (ARO)

Changes in carrying amounts of the Company’s ARO associated with its property, plant and equipment are as follows:

	Three months ended	Year ended
	March 31, 2010	December 31, 2009
ARO liability, beginning of period	2,146	1,907
Liabilities incurred during period	-	50
Liabilities settled during period	-	(50)
Accretion expense	33	117
Revisions in estimated future cash flows	2	218
Foreign currency translation	(148)	(96)
ARO liability, end of period1, 2	2,033	2,146
1
Included in March 31, 2010 and December 31, 2009 liabilities are $29 million and $30 million respectively of short-term reclamation costs recorded in accounts payable on the balance sheet for a net long-term ARO liability of $2,004 million and $2,116 million respectively.

2	At March 31, 2010, $63 million (December 31, 2009 - $67 million; January 1, 2009 - $123 million) has been reclassified to liabilities of discontinued operations.

7.  Other Long-Term Obligations

	March 31, 2010	December 31, 2009
Accrued pension and other post-employment benefits liability	29	28
Fair value of derivative contracts (note 11)	-	7
Discounted obligations on capital leases1	86	94
Long-term portion of stock-based compensation liability (note 10)	14	27
Other	15	12
	144	168
1	Of the total discounted liability of $104 million (December 31, 2009 - $113 million), $18 million (December 31, 2009 - $19 million) is included in accounts payable and accrued liabilities.

8.  Long-Term Debt

	March 31, 2010	December 31, 2009
Tangguh project financing	102	106
Debentures and notes (unsecured):
US$ denominated (US$2,810 million, 2009 - US$2,810 million)	2,854	2,941
C$ denominated	350	350
UK£ denominated (UK£250 million)	386	423
Gross debt	3,692	3,820
Prepaid financing costs	(38)	(40)
	3,654	3,780
Less: current portion	(363)	(10)
	3,291	3,770

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars (“$”) except as noted)

9.  Share Capital

Talisman’s authorized share capital consists of an unlimited number of common shares without nominal or par value and first and second preferred shares.  No preferred shares have been issued.

	Three months ended		Year ended
Continuity of common shares	March 31, 2010		December 31, 2009
	Shares	Amount	Shares	Amount
Balance, beginning of period	1,014,876,564	2,374	1,014,708,249	2,372
Issued on exercise of options	48,383	1	168,315	2
Shares released from trust for 2008 PSU Plan (note 10)	4,062,000	68	-	-
Balance, end of period	1,018,986,947	2,443	1,014,876,564	2,374

Following the vesting of the 2008 Performance Share Units (PSUs) on January 31, 2010, the 4,062,000 shares held in trust were used to settle the majority of the Company’s obligation and, accordingly, were added back to the total issued and outstanding common shares.

Subsequent to March 31, 2010, 46,875 stock options were exercised for shares.

In November 2009, the Company renewed its normal course issuer bid (NCIB) with the Toronto Stock Exchange (TSX).  Pursuant to the NCIB, the Company may repurchase up to 50,945,743 of its common shares (representing 5% of the common shares outstanding at November 18, 2009) during the 12 month period commencing December 2, 2009 and ending December 1, 2010.

10.  Stock-Based Compensation

Stock Option Plans

Talisman has stock option plans in place that allow for the granting of options to employees and directors. All options issued by the Company permit the holder to purchase one common share of the Company at the stated exercise price or to receive a cash payment equal to the appreciated value of the stock option.

	Three months ended		Year ended
Continuity of stock options	March 31, 2010		December 31, 2009
	Number of	Weighted-average	Number of	Weighted-average
	Options	exercise price ($)	Options	exercise price ($)
Outstanding, beginning of period	69,489,526	15.22	64,877,521	15.14
Granted	171,985	18.22	12,023,390	13.37
Exercised for common shares	(48,383)	6.85	(168,315)	5.87
Exercised for cash payment	(1,692,312)	10.14	(4,887,191)	9.00
Cancelled/forfeited	(261,815)	16.99	(2,355,879)	17.03
Outstanding, end of period	67,659,001	15.36	69,489,526	15.22
Exercisable, end of period	36,131,052	13.52	33,825,777	13.28

The mark-to-market liability for the stock option plans at March 31, 2010 was $176 million (December 31, 2009 - $268 million).

Subsequent to March 31, 2010, 18,900 stock options were exercised for cash, 46,875 were exercised for shares, 7,073,210 were granted and 185,346 were cancelled, with 74,481,090 outstanding at April 30, 2010.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars (“$”) except as noted)

Cash Unit Plans

In addition to the Company’s stock option plans, various subsidiaries of the Company issue stock appreciation rights under the cash unit plans. Cash units are similar to stock options except that the holder does not have a right to purchase the underlying share of the Company.

	Three months ended		Year ended
Continuity of cash units	March 31, 2010		December 31, 2009
	Number of	Weighted-average	Number of	Weighted-average
	units	exercise price ($)	units	exercise price ($)
Outstanding, beginning of period	10,078,102	16.42	9,723,082	16.52
Granted	6,470	18.09	1,403,650	13.23
Exercised	(149,432)	10.97	(732,565)	9.72
Cancelled/forfeited	(21,610)	15.56	(316,065)	18.94
Outstanding, end of period	9,913,530	16.49	10,078,102	16.42
Exercisable, end of period	4,789,810	15.29	4,806,867	15.09

The mark-to-market liability for the cash unit plan at March 31, 2010 was $17 million (December 31, 2009 - $28 million).

Subsequent to March 31, 2010, 16,880 cash units were exercised, 931,210 were granted and 560 were cancelled, with 10,827,300 outstanding at April 30, 2010.

Long-Term PSU Plan

In 2009, the Company implemented a long-term PSU plan that allows for the granting of PSUs to employees and vesting to varying degrees (0–150%) subject to predetermined performance measures being achieved.  Each PSU represents the right, subject to performance, to receive one common share of the Company.

	Three months ended	Year ended
Continuity of long-term PSU plan	March 31, 2010	December 31, 2009
	Number of units	Number of units
Outstanding, beginning of period	5,520,158	-
Granted	77,039	5,791,165
Cancelled/forfeited	(515,070)	(271,007)
Outstanding, end of period	5,082,127	5,520,158

During the three months ended March 31, 2010, the Company recorded stock-based compensation of $5 million (2009 - $nil) relating to its long-term PSU plan, with a corresponding increase in contributed surplus.

The Company may purchase shares on the open market to satisfy its obligation to deliver common shares to settle long-term PSUs. 480,000 shares were purchased in April 2010 for $8 million.

Subsequent to March 31, 2010, 3,241,777 long-term PSUs were granted and 88,501 were cancelled, with 8,235,403 outstanding at April 30, 2010.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars (“$”) except as noted)

2008 PSU Plan

In 2008, Talisman implemented a PSU plan pursuant to which 4,158,860 PSUs were granted.  These PSUs vested on January 31, 2010 subject to predetermined performance measures being achieved.  Based on the Company’s performance relative to these predetermined performance measures, the Board of Directors approved the vesting of 90% of the PSUs granted.

To satisfy the Company’s obligation to deliver common shares to settle the PSUs, the Company established a trust that purchased 4,062,000 common shares on the open market for $68 million.  For accounting purposes, the cost of the purchase of the common shares held in trust was accounted for as a reduction in outstanding common shares and the trust was consolidated in accordance with Accounting Guideline 15 since it met the definition of a variable interest entity and the Company was the primary beneficiary of the trust.  These shares were held in trust until the PSUs vested.  The Company was not exposed to fluctuations in the stock price in respect of the shares held in trust.

During the three months ended March 31, 2010, the Company recorded stock-based compensation recovery of $1 million (2009 – $12 million expense) relating to its 2008 PSU plan, with a corresponding change in contributed surplus.

Deferred Share Unit (DSU) Plan

Talisman issues DSUs to directors in lieu of cash compensation. Each DSU represents the right to receive a cash payment on retirement equal to the market value of the Company’s shares at the time of surrender. Dividends are credited as additional DSUs when paid.  At March 31, 2010, there were 418,795 DSUs outstanding (December 31, 2009 – 396,550) and the mark-to-market liability was $7 million (December 31, 2009 – $8 million).  Expense related to the DSUs is recognized in general and administrative expense on the Consolidated Statements of Income.

Restricted Share Unit (RSU) Plan

Talisman has a RSU plan that grants RSUs to eligible employees. All RSUs issued by the Company permit the holder to receive a cash payment equal to the market value of the stock. Typically, RSUs granted under the plan are paid three years after the grant date. At March 31, 2010, there were 344,688 RSUs outstanding, including dividend equivalent RSUs (December 31, 2009 – 342,730) and the mark-to-market liability was $3 million (December 31, 2009 – $3 million).

Stock-Based Compensation (Recovery)

For the three months ended March 31, 2010, the Company recorded a stock-based compensation recovery of $72 million (2009 – $33 million expense) in respect of the plans described above as follows: stock options - $68 million recovery, cash units - $8 million recovery, 2008 PSUs - $1 million recovery, long-term PSUs - $5 million expense and RSUs - $nil.  The stock-based compensation recovery includes a cash payment of $19 million (2009 - $5 million) to employees in settlement of fully accrued stock-based compensation liabilities for options and cash units exercised in the period.

Of the combined mark-to-market liability for the stock option, cash unit, DSU and RSU plans of $204 million (December 31, 2009 - $307 million), $190 million (December 31, 2009 - $280 million) is included in accounts payable and accrued liabilities and $14 million (December 31, 2009 - $27 million) is included in other long-term obligations.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars (“$”) except as noted)

11.  Financial Instruments and Risk Management

Talisman’s financial assets and liabilities at March 31, 2010 comprised cash and cash equivalents, accounts receivable, note receivable, investments, bank indebtedness, accounts payable and accrued liabilities, long-term debt, discounted obligations under capital leases and risk management assets and liabilities arising from the use of derivative financial instruments.

Fair value of Financial Assets and Liabilities

The fair value of debentures and notes is based on market quotations, which reflect the discounted present value of the principal and interest payments using the effective yield for instruments having the same term and risk characteristics.  The fair value of Talisman’s long-term debt at March 31, 2010 was $4 billion, while the carrying value was $3.7 billion.  The fair values of all other financial assets and liabilities approximate their carrying values.

Talisman’s processes for estimating and classifying the fair value of financial instruments are consistent with those in place at December 31, 2009.  The following table presents the Company’s material assets and liabilities measured at fair value for each hierarchy level as at March 31, 2010:

	Fair value measurements using
	Level 1 inputs	Level 2 inputs	Level 3 inputs	Total fair value
Assets
Interest rate swaps	-	33	-	33
Cross currency swaps	-	39	-	39
Commodity swaps	-	7	-	7
Commodity collars	-	83	-	83
Note receivable	-	-	44	44
	-	162	44	206

Liabilities
Commodity swaps	-	1	-	1
Commodity collars	-	222	-	222
	-	223	-	223

The following table sets forth a reconciliation of changes in the fair value of the assets classified as Level 3 in the fair value hierarchy:

	Three months ended	Three months ended
	March 31, 2010	March 31, 2009
Balance at beginning of period	43	31
Realized and unrealized gains	1	2
Balance at end of period	44	33

Unobservable inputs utilized to determine the fair value of the note receivable include the volatility of the counterparty’s common shares.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars (“$”) except as noted)

Risk Management Assets and Liabilities

Derivative instrument	Balance sheet caption	March 31, 2010	December 31, 2009
Assets
Interest rate swaps	Accounts receivable	13	13
Interest rate swaps	Other assets	20	14
Cross currency swaps	Other assets	39	28
Commodity contracts	Accounts receivable	71	17
Commodity contracts	Other assets	19	-
Risk management assets		162	72

Liabilities
Cross currency swaps	Accounts payable and accrued liabilities	-	1
Commodity contracts	Accounts payable and accrued liabilities	223	275
Commodity contracts	Other long-term obligations	-	7
Risk management liabilities		223	283

For the three months ended March 31, 2010, the Company recorded a gain on held-for-trading financial instruments of $97 million (2008 – $73 million).

Currency Risk

In respect of financial instruments existing at March 31, 2010, a 1% strengthening of the US$ against the other currencies to which the Company is exposed (Canadian dollar, British pound and Norwegian kroner), with all other variables assumed constant, would have resulted in an increase of $4 million in net income and a decrease of $9 million in other comprehensive income for the three month period ended March 31, 2010.  A similar weakening of the US$ would have had the opposite effect.

Interest Rate Risk

In respect of financial instruments existing at March 31, 2010, a 1% increase in interest rates would have resulted in a $8 million decrease in net income, principally related to the fair value of the interest rate swap, for the three month period ended March 31, 2010.  A similar decrease in interest rates would have had the opposite effect.

Credit Risk

A significant proportion of Talisman’s accounts receivable balance is with customers in the oil and gas industry and is subject to normal industry credit risks.  At March 31, 2010, approximately 89% of the Company’s trade accounts receivable were current.  Talisman had no customers with individually significant outstanding balances at March 31, 2010. Concentration of credit risk is mitigated by having a broad domestic and international customer base.  The maximum credit exposure associated with accounts receivable is the carrying value.

Liquidity Risk

The majority of the Company's debt matures subsequent to 2011, with $13 million maturing in 2010 and $350 million in 2011.

At March 31, 2010, the Company had not drawn against its available $2.8 billion of bank lines of credit, which are all fully committed through 2012.  These maturity dates may be extended from time to time by agreement between the Company and the respective lenders.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars (“$”) except as noted)

The Company may hedge a portion of its future production to protect cash flows to allow it to meet its strategic objectives.

Commodity Price Risk

The Company had the following commodity price derivative contracts outstanding at March 31, 2010:

Fixed price swaps	Term	mcf/d	C$/mcf	Fair value
ICE index	Apr-Sep 2010	20,638	5.45	2
ICE index	Oct–Dec 2010	17,824	6.41	1
ICE index	Jan-Mar 2011	17,824	6.41	(1)
ICE index	Apr–Jun 2011	16,886	5.84	-
				2

Fixed price swaps	Term	mcf/d	US$/mcf	Fair value
NYMEX index	Jan-Dec 2011	23,734	6.12	4

			Floor/ceiling
Two-way collars	Term	bbls/d	US$/bbl	Fair value
Dated Brent oil index	Apr-Dec 2010	28,000	52.57/80.14	(65)
Dated Brent oil index	Apr-Dec 2010	25,000	71.72/90.00	(9)
WTI	Apr-Dec 2010	22,000	50.20/60.87	(148)
				(222)

			Floor/ceiling
Two-way collars	Term	mcf/d	C$/mcf	Fair value
AECO index	Apr-Jun 2010	94,820	5.82/7.17	16
AECO index	Apr-Dec 2010	47,410	5.78/7.39	23
				39

			Floor/ceiling
Two-way collars	Term	mcf/d	US$/mcf	Fair value
NYMEX index	Jul-Dec 2010	95,000	5.90/7.03	23
NYMEX index	Jan-Jun 2011	95,000	5.27/6.66	4
NYMEX index	Jan-Dec 2011	71,200	6.14/6.59	17
				44

In respect of outstanding financial instruments and assuming forward commodity prices in existence at March 31, 2010, an increase of US$1/bbl in the price of oil and $0.10/mcf in the price of natural gas would have reduced the net fair value of commodity derivatives thereby resulting in a decrease in net income of approximately $15 million for the three month period ended March 31, 2010.  A similar decrease in commodity prices would result in an increase in net income of approximately $17 million for the three month period ended March 31, 2010.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars (“$”) except as noted)

Physical Commodity Contracts

The Company enters into fixed price sales contracts for the physical delivery of commodities. These contracts are in the regular course of business and are intended to be settled by delivering the product. As such, the fair value of these contracts is not recognized in the Consolidated Financial Statements and future revenues are recognized in net income as earned over the term of the contract.  The Company anticipates having sufficient future production to meet these fixed price sales contract commitments.
The Company had the following physical commodity contracts outstanding at March 31, 2010:

Contract	Term	Average volume	Average price or floor/ceiling
AECO natural gas swaps	Apr-Dec 2010	14,223 mcf/d	C$6.33/mcf
AECO natural gas collars	Apr-Dec 2010	175,417 mcf/d	C$6.33/7.55/mcf
AECO natural gas swaps	Apr 2010-Dec 2011	3,671 mcf/d	C$3.02/mcf

12. Other Expenses, Net

	Three months ended	Three months ended
	March 31, 2010	March 31, 2009
Foreign exchange (gains) losses	51	(3)
Net (gain) loss on asset disposals	(51)	8
Property impairments	91	-
Other	22	11
	113	16

During the quarter, the Company wrote-off exploration acquisition costs in Scandinavia and Rest of the World of $66 million and $25 million respectively.

13. Employee Benefits

The Company’s net pension benefit plan expense is as follows:

	Three months ended	Three months ended
	March 31, 2010	March 31, 2009
Current service cost - defined benefit	6	4
Current service cost - defined contribution	3	3
Interest cost	5	5
Expected return on plan assets	(3)	(2)
	11	10

14.   Cash and Cash Equivalents

Of the cash and cash equivalents balance of $1.9 billion, arising largely from the disposition of assets during 2009, $149 million has been invested in bank deposits and the remainder in highly rated marketable securities with maturities of less than three months.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars (“$”) except as noted)

15.  Selected Cash Flow Information

	Three months ended	Three months ended
	March 31, 2010	March 31, 2009
Items not involving cash: Depreciation, depletion and amortization	582	668
Dry hole	6	216
Net (gain) loss on asset disposals	(51)	8
Property impairments	91	-
Stock-based compensation expense (recovery)	(88)	28
Future taxes and deferred petroleum revenue tax (recovery)	(17)	(205)
Mark-to-market change of held-for-trading financial instruments	(151)	507
Other	50	(3)
	422	1,219
Interest paid	37	51
Income taxes paid	176	370

16.   Contingencies and Commitments

Contingencies

From time to time, Talisman is the subject of litigation arising out of the Company’s operations. Damages claimed under such litigation, including the litigation discussed below may be material or may be indeterminate and the outcome of such litigation may materially impact the Company’s financial condition or results of operations. While Talisman assesses the merits of each lawsuit and defends itself accordingly, the Company may be required to incur significant expenses or devote significant resources to defending itself against such litigation. These claims are not currently expected to have a material impact on the Company’s financial position.

In September 2006, the United States District Court for the Southern District of New York (the “Court”) granted Talisman’s Motion for Summary Judgment, dismissing the lawsuit brought against Talisman by the Presbyterian Church of Sudan and others under the Alien Tort Claims Act. The lawsuit alleged that the Company conspired with, or aided and abetted, the Government of Sudan to commit violations of international law in connection with the Company’s now disposed of interest in oil operations in Sudan. The plaintiffs have twice attempted to certify the lawsuit as a class action. In March 2005 and in September 2005, the Court rejected the plaintiffs’ effort to certify two different classes (or groups) of plaintiffs. In October 2009, the Second Circuit Court of Appeals dismissed the plaintiff’s appeal of the Court’s decision granting Talisman’s Motion for Summary Judgment, denying class certification and refusing to consider the plaintiff’s proposed third amended complaint.  On April 15, 2010, the plaintiffs filed a Petition for Writ of Certiorari seeking review by the United States Supreme Court of the Second Circuit Court of Appeals' decision dismissing the plaintiffs' appeal.   Talisman believes the lawsuit is entirely without merit.

Commitments

There were no material changes in the Company’s commitments between January 1 and March 31, 2010.

17. Subsequent Event

In April 2010, Talisman entered into an agreement to acquire 37, 000 net acres of land in the Eagle Ford shale play in Texas for approximately US$360 million.

18.  Segmented Information

	North America1		UK		Scandinavia		Southeast Asia2		Other3		Total
(millions of C$)	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
Revenue
Gross sales	474	429	606	529	372	242	568	390	65	138	2,085	1,728
Royalties	67	61	2	1	-	-	194	145	38	69	301	276
Net sales	407	368	604	528	372	242	374	245	27	69	1,784	1,452
Other	23	26	5	7	1	1	-	-	-	-	29	34
Total revenue	430	394	609	535	373	243	374	245	27	69	1,813	1,486
Segmented expenses
Operating	111	121	233	211	86	74	63	68	5	18	498	492
Transportation	19	12	10	13	16	12	14	17	2	2	61	56
DD&A	195	206	161	236	145	103	76	109	5	14	582	668
Dry hole	1	100	-	31	(1)	28	(8)	51	14	6	6	216
Exploration	32	22	5	2	11	6	24	15	24	23	96	68
Other	(19)	4	(2)	4	66	1	10	(2)	7	12	62	19
Total segmented expenses	339	465	407	497	323	224	179	258	57	75	1,305	1,519
Segmented income (loss) before taxes	91	(71)	202	38	50	19	195	(13)	(30)	(6)	508	(33)
Non-segmented expenses
General and administrative											82	81
Interest on long-term debt											41	45
Stock-based compensation (recovery)											(72)	33
Currency translation											51	(3)
Gain on held-for-trading financial instruments											(97)	(73)
Total non-segmented expenses											5	83
Income (loss) from continuing
operations before taxes											503	(116)
Capital expenditure
Exploration	122	81	6	46	13	59	45	81	59	63	245	330
Development	156	(4)	110	131	163	115	42	196	20	1	491	439
Midstream	(1)	35	-	-	-	-	-	-	-	-	(1)	35
Exploration and development	277	112	116	177	176	174	87	277	79	64	735	804
Property acquisitions											222	66
Proceeds on dispositions											(143)	(71)
Other non-segmented											10	10
Net capital expenditures4											824	809
Property, plant and equipment	6,665	6,861	4,120	4,549	1,951	2,040	2,960	2,864	842	823	16,538	17,137
Goodwill	164	167	263	289	608	628	142	110	-	-	1,177	1,194
Other	2,242	1,252	307	386	207	226	501	427	106	156	3,363	2,447
Discontinued operations	1,508	1,850	-	-	-	-	-	-	-	39	1,508	1,889
Segmented assets	10,579	10,130	4,690	5,224	2,766	2,894	3,603	3,401	948	1,018	22,586	22,667
Non-segmented assets											189	951
Total assets											22,775	23,618

1. North America	2010	2009	2. Southeast Asia	2010	2009
Canada	374	359	Indonesia	215	138
US	56	35	Malaysia	119	67
Total revenue	430	394	Vietnam	16	29
Canada	5,465	5,699	Australia	24	11
US	1,200	1,162	Total revenue	374	245
Property, plant and equipment	6,665	6,861	Indonesia	1,052	1,243
			Malaysia	1,122	1,171
			Vietnam	263	241
			Papua New Guinea	328	-
			Australia	195	209
			Property, plant and equipment	2,960	2,864

			3. Other
			Algeria	27	69
			Total revenue	27	69
			Algeria	201	193
			Other	641	630
			Property, plant and equipment	842	823
			4 Excluding corporate acquisitions